DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905 Fax (905) 548-4249

March 1, 2002

Exemption No. 82-3226

02034738

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

Enclosed are copies of notices sent to the Toronto Stock Exchange regarding declaration of dividends.

Yours truly,

SUPPL

Urmas Soomet
Corporate Secretary

/sl

encl.

dlw 6/11

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905 Fax (905) 548-4249

March 1, 2002

Ms. Kay Dhanraj
Publications & Information Services
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 3rd Floor
Toronto, Ontario
M5X 1J2

Dear Ms. Dhanraj:

Please note that the Board of Directors today declared a dividend of $0.27 per share on each common share of the corporation outstanding as of record on the close of business on March 13, 2002 payable on April 1, 2002.

The applicable rate of non-resident withholding tax on the cash dividend on the above mentioned common stock is shown on the attached list.

Yours very truly,

Urmas Soomet
Corporate Secretary

Attachment

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761, ext. 6905 Fax (905) 548-4249

March 1, 2002

Ms. Kay Dhanraj
Publications & Information Services
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 3rd Floor
Toronto, Ontario
M5X 1J2

Gentlemen:

Please note that the Board of Directors today declared a dividend of $1.19 per share on the 4-3/4% Cumulative Redeemable Preferred Shares, Series A, payable May 1, 2002 to shareholders of record at the close of business on April 10, 2002.

The applicable rate of non-resident withholding tax on the above mentioned preferred stock is shown on the attached list.

Yours very truly,

Urmas Soomet
Corporate Secretary

/sl

Attachment